Notice Of Exempt Solicitation: (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: The Southern Company

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

The Southern Company [NYSE:SO]: Due to the Company’s Failure to Set Robust Interim Targets, Make the Near-Term Shifts in Capital Allocation and Investment Necessary to Decarbonize in Alignment with a 1.5°C Pathway, and Ensure Alignment of Policy Influence Activities:

●	Vote AGAINST Chair, President, and CEO Thomas A. Fanning (Item 1d), and

●	Vote AGAINST Lead Independent Director David J. Grain (Item 1e)

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that fail to align to limiting warming to 1.5°C pose risks to the financial system as a whole, and to investors’ entire portfolios, in addition to specific risks to those companies. See Appendix A for more information regarding Majority Action’s Proxy Voting for a 1.5°C World initiative and the transformation required in key industries.

The Southern Company (Southern Company) emitted the third-most CO21 and generated the fourth-most electricity among U.S. investor-owned utilities in 2019.2 The company is among the 167 target companies named by Climate Action 100+ as the largest global emitters and “key to driving the global net zero transition.”3

Electric power production is responsible for nearly one-third of energy-related carbon emissions in the U.S.4 The largest publicly-traded electric utilities remain among the largest sources of carbon emissions in the U.S. economy,5 and their capital investments in electric power infrastructure have the potential to lock in emissions for decades to come. In addition to curbing a direct source of emissions, the decarbonization of electricity production also enables the decarbonization of other sectors such as transportation and buildings as those sectors electrify.

Failure to set ambitious decarbonization targets in line with 1.5°C pathways, and to align companies’ business plans and policy influence to those targets, is a failure of strategy and corporate governance, for which long-term investors should hold directors accountable. At companies where the production, processing, sale, and/or consumption of fossil fuels is central to their core business, and greenhouse gas (GHG) emissions reductions have profound strategic implications, the board chair, and lead independent director where the position exists, should be held accountable.

On April 13, 2022 the Office of the Illinois State Treasurer announced that it intends to withhold its support from Board Chair Thomas Fanning “due to governance shortfalls and limited progress on key performance indicators as detailed in the company’s Climate Action 100+ Benchmark Assessment, which have been the subject of repeated requests from investors.”6 The withhold vote from Chair Thomas Fanning is now listed as a flagged vote by Climate Action 100+.7

Target setting

Net zero commitment by no later than 2050 for power production	✓
Net zero commitment clearly includes all relevant emissions sources and has limited use of offsets, negative emissions, or unproven or uncommercialized technologies, including carbon capture and storage	X
Robust interim targets of at least 80% by 2030 or at least 6% per year on a straight-line basis between 2019-2030 (on track to reach zero by 2035)	X

Southern Company has set a net zero goal for its operations; however the company’s interim target only seeks to reduce emissions by 50% from 2007 levels by 2030.8 Though Southern Company temporarily reached its 2030 GHG reduction target in 2020, and projects it will consistently do so by 2025,9 the company has yet to set a more ambitious interim target that would be in alignment with net zero milestones. According to the International Energy Agency, emissions reductions of 76% or higher must be achieved by 2030 in G7 countries from 2019 levels under its Net Zero by 2050 scenario, with average reductions on the order of 6% per year between now and 2035.10

Southern Company’s reduction targets apply only to its scope 1 emissions, excluding emissions associated with scope 2 and 3 emissions, such as power purchased for resale and customers’ use of fossil gas from its gas distribution business.11 In addition, Southern Company’s overreliance on carbon capture usage and sequestration (CCUS) to mitigate its emissions remains out of alignment with the Science Based Targets Initiative’s guidance that only small amounts of emissions (5-10%) after net zero may be mitigated with carbon removal and not substituted for a company’s own emission reduction.12 According to Southern Company’s Implementation and Action Toward Net Zero report, the company contemplates utilizing 18% unabated fossil gas and an additional 21% of fossil gas with CCUS for its 2050 nameplate capacity mix.13

Capital allocation and investment plans

Firm plan to phase out coal by 2030	X
No investment in new gas generation	X

Southern Company has proposed to decrease its coal capacity (MW) by approximately 55% by 2028 from 2020 levels, and has indicated it will retire its coal plants in Georgia by 2035.14 However, Federal Effluent Limitation Guidelines (ELG) for complying with coal ash and toxic metals in wastewater regulations no later than December 31, 2028 appear to be a strong factor in the company’s decision to retire 12 Georgia Power coal units, totaling roughly 3,500 MW, by 2028.15 Georgia Power will continue to operate Plant Bowen Units 3 and 4 (1,400 MW) until 2035, with newly installed environmental controls that are ELG-compliant.16 In December 2020 the Mississippi Public Service Commission advised Southern Company subsidiary Mississippi Power (MPC) to schedule the retirement of approximately 950 MW of generating capacity by year-end 2027 or show cause why the continued operation of some or all of MPC’s existing fossil steam generation is in the best interest of customers and MPC.17 In response, MPC announced the retirement of 976 MW of fossil fuel capacity by 2027 in a subsequent integrated resource plan.18 Southern Company continues to operate the James H. Miller Jr. Electric Generating Plant (2,822 MW) in Alabama without a retirement date.19 Notably, the Miller plant has been identified as the largest CO2-emitting plant in the lower 48 states.20

According to the 2022 Georgia Power Integrated Resource Plan, the Southern Company subsidiary plans to add 2,356 MW of fossil gas capacity from existing plants through six power purchase agreements (PPAs).21 These PPAs will be with the wholesale power subsidiary of Southern Company.22 In addition, Alabama Power recently submitted a petition to buy a 743 MW gas-fired power plant in Calhoun County, Alabama.23

Policy influence

Alignment of policy influence activities with net zero target and limiting warming to 1.5°C	X

InfluenceMap scores Southern Company’s overall climate policy engagement in the “D-” performance band and describes the company as “appearing to lobby on climate policy with largely negative positions.”24 Despite Southern Company’s top-line messaging of general support for the Paris Agreement, the company’s state-level actions reveal opposition to policy that would enable the low-carbon energy transition. In February 2021, Georgia Power expressed its support for a bill that would ban local governments in Georgia from adopting building codes based on the source of energy they use, effectively blocking municipalities with 100% clean energy mandates from moving away from fossil gas as a fuel source.25

Through the American Gas Association (AGA), Southern Company and others effectively lobbied against the Clean Electricity Performance Program (CEPP) portion of the Biden Administration’s Build Back Better act (BBB). The CEPP would have made a $150 billion public investment in power companies that met annual targets for expanding clean energy and collected payments from power companies that failed to comply.26 Kimberly Greene, CEO of Southern Company Gas, is current chair of the AGA,27 which criticized the CEPP and increased its lobbying spending by 67% to $550,000 during the same quarter in which debates over the BBB act intensified.28

Conclusion: The Southern Company has failed to set robust interim net zero targets, make the near-term shifts in capital allocation and investment necessary to decarbonize in alignment with a 1.5°C pathway, and ensure alignment of policy influence activities. Therefore, we recommend that shareholders vote AGAINST Chair, President, and CEO Thomas A. Fanning (Item 1d) and vote AGAINST Lead Independent Director David J. Grain (Item 1e) at the company’s annual meeting on May 25, 2022.

Appendix A: Proxy Voting for a 1.5°C World

The world is currently on track to reach disastrous levels of warming, driving massive harm and threatening the lives and livelihoods of millions. Corporate leaders in the industries responsible for this crisis have failed to take up the leadership required to change course.

“Climate risk” is systemic, escalating and irreversible - and corporate boards urgently need to take responsibility for averting and mitigating this risk.

The UN Intergovernmental Panel on Climate Change (IPCC) in 2018 made clear that in order to have at least a 50% chance of limiting warming to 1.5°C and avoiding the most catastrophic effects of the climate crisis, we must bring global, economy-wide carbon emissions down to net zero by 2050 at the latest.29 According to the International Energy Agency (IEA), in order to achieve net zero emissions globally by 2050, the electricity sector must reach net zero emissions in OECD countries no later than 2035 and there can be no investment in new fossil fuel production from today.30 The IPCC also recognizes that reducing rates of deforestation and forest degradation also represents one of the most effective and robust options for climate change mitigation.31

That means that corporate directors must ensure that companies set ambitious decarbonization targets in line with 1.5°C pathways, and align companies’ business plans, capital expenditures, and policy influence to those targets. Despite the escalating climate crisis, systemically important U.S. companies continue to invest in the expansion and continued use of fossil fuels, further accelerating global warming.32

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that directly or indirectly impact climate outcomes pose risks to the financial system as a whole and to investors’ entire portfolios. In order to manage this systemic portfolio risk, investors must move beyond disclosure and company-specific climate risk management frameworks and focus on holding accountable the relatively small number of large companies whose actions are a significant driver of climate change.

When directors fail to transform corporate business practices in line with 1.5°C pathways, responsible investors must use their most powerful tool – their proxy voting power – to vote against directors.

Bold and unprecedented action by investors is a prerequisite to averting further global economic and financial catastrophe. While past shareholder efforts at standard setting, disclosure and engagement have laid important groundwork, company commitments won thus far have been far too incremental, far too hard fought, and collectively insufficient to the scale of the crisis.

Business-as-usual proxy voting will not suffice to address the seriousness of the crisis at hand. We urge investors to vote against directors at companies failing to implement plans consistent with limiting global warming to 1.5ºC.

Key Sectors Are Critical to Curbing the Climate Crisis

The electric power, finance, transportation, and oil and gas sectors are key drivers of the production and consumption of fossil fuels and must all make dramatic transformations to curb the worst of catastrophic climate change and protect long-term investors. Similarly, companies driving deforestation – including companies that source key deforestation-linked agricultural commodities, driving market demand for one of the greatest threats to the world’s forests – must adopt comprehensive climate policies and end deforestation.

Substantial votes against board members at these companies could help realign business and investment plans to the goals of the Paris Agreement, hold companies accountable for lobbying and policy influence practices that obstruct climate action, and align executive compensation to key decarbonization goals.

While each industry and company will need to chart its own path in pursuing decarbonization consistent with limiting warming to 1.5ºC, setting a target to reach net zero emissions by no later than 2050 is a critical first step. In the absence of such a target, investors can have no confidence that the company will be able to transform its business consistent with limiting warming to 1.5ºC.

Voting guide: Electric power generation

Electric power production is responsible for nearly one-third of energy-related carbon emissions33 in the United States. The largest publicly-traded electric utilities remain among the largest sources of carbon emissions in the U.S. economy,34 and their capital investments in fossil fuel-based electric power infrastructure have the potential to lock in greenhouse gas emissions for decades to come. In addition to curbing a direct source of emissions, the decarbonization of electricity production also enables the decarbonization of other sectors such as transportation and buildings as those sectors electrify.

While power generation globally has made some progress35 towards decarbonization, falling emissions intensity of electricity production has yet to be matched by reductions in absolute emissions. Given the substantial increase in electricity production that will be required to decarbonize and electrify sectors such as transportation and buildings, reductions in the emissions intensity of electricity will not deliver the emissions reductions needed to limit warming to 1.5°C.

Target setting

According to the IPCC,36 decarbonization of the power sector globally by no later than 2050 is a robust feature of all modeled pathways aligned with limiting warming to 1.5°C. In 2021, the IEA released its Net-Zero by 205037 Scenario, which requires emissions from electricity production in OECD countries to reach zero by 2035. The Global Sector Strategy38 for investor coalition Climate Action 100+ reiterates that investors expect that emissions from electricity generation should reach net zero by 2040 globally and by 2035 in advanced economies.

While accelerated timelines for decarbonization of electric power are now well-accepted, the base level requirement for utilities and their boards is to make commitments to reduce their emissions to net zero no later than 2050. In assessing the credibility and robustness of net zero targets, investors should consider whether a target includes all relevant Scope 1, 2, and 3 emissions company-wide. For utilities, this includes emissions not only from electricity directly generated by assets they own, but also emissions from purchased and resold power, and for combined gas-electric utilities, emissions from customer use of fossil gas. Investors should also take into account whether the utility has plans to eliminate the upstream methane emissions from gas used in power production or by its customers.

In addition to the base level requirement, in order to be aligned with the IEA’s Net-Zero by 2050 Scenario, interim targets and milestones are necessary. Such interim targets and milestones should prioritize accelerated emissions reduction between now and 2030 rather than delaying the hard task of emissions reduction until after that date. This is underscored by the IEA’s report on Achieving Net-Zero Electricity Sectors in G7 Members, which requires emissions reductions of 76% or higher to be achieved by 2030 in G7 countries from 2019 levels under its Net-Zero by 2050 scenario,39 with average reductions in the order of 6% per year between now and 2035.40

Finally, robust net zero targets should not rely on substantial use of offsets, negative emissions, or technologies that are not yet developed or commercialized to avoid having to make short-term greenhouse gas emissions reductions. Any use of such offsets or negative emissions should be clearly disclosed to allow investors to assess the quality and credibility of utilities’ plans. The Science Based Targets Initiative currently only allows for small amounts of emissions after net zero to be mitigated with carbon removal;41 any other investment into mitigation is encouraged but not a substitute for lowering a company’s own emissions.

Key Data Sources:

●	Climate Action 100+, Disclosure Indicators 1-4[42]

●	Science-Based Targets Initiative,[43] Companies list[44] and Sector Guidance[45]

●	CDP (formerly Carbon Disclosure Project),[46] search company survey responses

Capital Allocation

Investors must have confidence that utilities are making the near-term shifts in capital allocation and investment necessary to decarbonize in alignment with a 1.5°C future. According47 to multiple48 studies,49 U.S. power producers must phase out the use of coal generation by 2030 in order to stay on track to limit warming to 1.5°C. The IEA’s Net Zero by 2050 Scenario50 indicates all unabated coal generation must be phased out completely by 2030 in OECD countries.

Further research indicates that the cost to operate 74% of existing coal generation capacity exceeds the cost to replace it with wind and solar generation. By 2025, 86% of the coal generation capacity will be cheaper to replace51 with renewables. For regulated utilities,52 these additional costs will be borne by shareholders if utilities are unable to convince regulators to pass on those costs to consumers, creating substantial stranded asset risk for investors.

One study by researchers at UC Berkeley found that the U.S. electricity grid could reach 90% clean energy nationally53 with no need for any additional fossil gas generation plants by 2035. According to Deloitte, existing gas generation capacity “accounts for most of the undepreciated value of US fossil fuel capacity,”54 making it the largest source of potential stranded asset risk to utilities and their investors. Any future for gas generation beyond 205055 will only be possible with carbon capture, utilization and storage, a technology that does not fully abate emissions, does not account for upstream methane emissions, and is currently cost-prohibitive. In addition, increasing prices and volatility56 in the global gas market make investments in more gas generation a potentially risky long-term bet. In assessing the alignment of capital allocation plans with limiting warming to 1.5°C, investors should consider whether utilities are planning for no investment in new gas generation.

Key Data Sources:

●	Climate Action 100+, Disclosure Indicator 6[57]

●	Carbon Tracker,[58] Company Profiles: Utilities[59]

●	Sierra Club, Dirty Truth report[60] and Data Dashboard[61]

Policy Influence

Utilities must fully align their policy influence activities, including political spending and lobbying activities, with the policy settings required to accelerate sector-wide emissions reduction on a timeline necessary to limit warming to 1.5°C. Utilities must provide full disclosure of all political and lobbying spending to allow investors to assess this alignment. Finally, utilities must ensure the alignment of the policy influence activities of any trade associations or similar entities of which they are members or to which they contribute, or cease membership of such organizations. With efforts under way at the federal level in the U.S.62 to provide additional policy support to electric power decarbonization, utilities must not be engaged in efforts to delay or hinder those policy advances.

Key Data Sources:

●	Climate Action 100+, Disclosure Indicator 7[63]

●	Influence Map,[64] List of companies and influencers[65]

●	Energy and Policy Institute[66]

Summary Table

TARGET SETTING	1.1	Net zero commitment by no later than 2050 for power production
	1.2	Net zero commitment clearly includes all relevant emissions sources and has limited use of offsets, negative emissions, or unproven or uncommercialized technologies, including carbon capture and storage

	1.3	Robust interim targets of at least 80% by 2030 or at least 6% per year on a straight-line basis between 2019-2030 (on track to reach zero by 2035)
CAPITAL ALLOCATION	2.1	Firm plan to phase out coal by 2030
	2.2	Limited investment in new gas generation planned
POLICY INFLUENCE	3.1	Alignment of policy influence activities with net zero target and limiting warming to 1.5°C

1 MJBradley, “Emissions Data Charts”, https://www.mjbradley.com/content/emissions-benchmarking-emissions-charts accessed Apr 27, 2022

2 MJBradley, “Generation Data Charts,” https://www.mjbradley.com/content/emissions-benchmarking-generation-charts accessed Apr 27, 2022

3 Climate Action 100+, “Companies”, https://www.climateaction100.org/whos-involved/companies/

4 U.S. Energy Information Agency, “(FAQs) What are U.S. energy-related carbon dioxide emissions by source and sector?” https://www.eia.gov/tools/faqs/faq.php?id=75&t=11, accessed Mar 23, 2022

5 MJBradley, Benchmarking Air Emissions, July 2020, https://www.mjbradley.com/sites/default/files/Presentation_of_Results_2020.pdf, p. 3 and p. 7.

6 The Office of the Illinois State Treasurer, Memo on Southern Company Flagged Vote, https://illinoistreasurergovprod.blob.core.usgovcloudapi.net/twocms/media/doc/memo%20on%20southern%20company%20flagged%20vote_final.pdf

7 Climate Action 100+, “Climate Action 100+ Flagged Shareholder Votes”, https://www.climateaction100.org/approach/proxy-season/

8 CDP, 2021 Climate Disclosure: Southern Company, https://www.southerncompany.com/content/dam/southerncompany/pdfs/about/governance/reports/CDP-Climate-Disclosure-2021.pdf p. 50

9 Southern Company, “Southern Company expects to achieve GHG emissions reduction goal significantly ahead of schedule” Apr 5, 2021, https://www.southerncompany.com/newsroom/clean-energy/southern-company-expects-to-achieve-interim-greenhouse-gas-emiss.html

10 IEA, Achieving Net Zero Electricity Sectors in G7 Members, https://iea.blob.core.windows.net/assets/9a1c057a-385a-4659-80c5-3ff40f217370/AchievingNetZeroElectricitySectorsinG7Members.pdf p. 38

11 Southern Company, Implementation and action toward net zero, Sep 2020 https://www.southerncompany.com/content/dam/southerncompany/pdfs/clean-energy/Net-zero-report.pdf p. 12

12 Tom Dowdall, “Science-Based Net-Zero Targets: ‘Less Net, more Zero”, Science-Based Targets, https://sciencebasedtargets.org/blog/science-based-net-zero-targets-less-net-more-zero

13 Southern Company, Implementation and action toward net zero, Sep 2020 https://www.southerncompany.com/content/dam/southerncompany/pdfs/clean-energy/Net-zero-report.pdf p. 15

Note: Southern Company also acknowledges a plan to incorporate negative carbon strategies into its approach to reducing carbon emissions p. 24

14 Southern Company, Shareholder Update, March 2022, https://s27.q4cdn.com/273397814/files/doc_presentations/2022/03/Southern-Shareholder-Update_March_2022_032322.pdf pp. 15, 17

15 Sweeney et al, “More than 23 GW of coal capacity to retire in 2028 as plant closures accelerate”, S&P Global, Feb 10, 2022, https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/more-than-23-gw-of-coal-capacity-to-retire-in-2028-as-plant-closures-accelerate-68709205

16 Southern Company, Shareholder Update, March 2022, https://s27.q4cdn.com/273397814/files/doc_presentations/2022/03/Southern-Shareholder-Update_March_2022_032322.pdf p. 17

17 Public Service Commission of Mississippi, Order: Mississippi Power Company’s Reserve Margin Plan, Dec 17, 2020, https://www.documentcloud.org/documents/20441197-2020-12-17-order#document/p6/a2011024 p. 6

18 Southern Company, 2021 Annual Report, https://s27.q4cdn.com/273397814/files/doc_financials/2021/ar/Southern-Company-2021-Annual-Report.pdf pp. 32-33. Note: The MPC 2021 IRP included a schedule to retire Plant Watson Unit 4 (268 MWs) and MPC’s 40% ownership interest in Plant Greene County Units 1 and 2 (103 MWs each) in December 2023, 2025, and 2026, respectively, and the early retirement of MPC’s 50% undivided ownership interest in Plant Daniel Units 1 and 2 (502 MWs) by the end of 2027.

19 Abbie Bennett, “Southern Co. plans to retire, repower fossil-fueled plants”, S&P Global, https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/southern-co-plans-to-retire-repower-fossil-fueled-plants-67673301

20 Darrell Proctor, “Alabama Coal Plant Tops List of Emitters”, Power Magazine, Apr 30, 2021, https://www.powermag.com/alabama-coal-plant-tops-list-of-emitters/

21 Iulia Gheorghiu, “Georgia Power to go coal-free by 2028, double renewables by 2035, but advocates decry gas plans”, Utility Dive, Feb 3, 2022, https://www.utilitydive.com/news/georgia-power-to-go-coal-free-by-2028-double-renewables-by-2035-but-advoc/618251/

22 Iulia Gheorghiu, “Georgia Power to go coal-free by 2028, double renewables by 2035, but advocates decry gas plans”, Utility Dive, Feb 3, 2022, https://www.utilitydive.com/news/georgia-power-to-go-coal-free-by-2028-double-renewables-by-2035-but-advoc/618251/

23 David Pomerantz, “Alabama Power to buy Calhoun plant despite rising gas prices”, Energy and Policy Institute, Nov 22, 2021, https://www.energyandpolicy.org/alabama-power-calhoun/

24 InfluenceMap, “LobbyMap: Southern Company,” Accessed Apr 27, 2022, https://lobbymap.org/company/Southern-Company

25 Dave Williams, “Critics warn bill before General Assembly threatens local embrace of clean energy,” Capital Beat News Service, Feb 8, 2021, https://www.savannahnow.com/story/news/2021/02/08/legislation-clean-energy-global-warming-cities-fight-climate-change/4410949001/

26 McIntyre & Murrow, “House Proposes Strong Clean Electricity Performance Program”, NRDC, Sep 14, 2021, https://www.nrdc.org/experts/yvonne-mcintyre/house-proposes-strong-clean-electricity-performance-program

27 American Gas Association, “Kimberly Greene of Southern Company Gas Elected Chair of AGA Board of Directors”, Oct 12, 2021, https://www.aga.org/news/news-releases/kimberly-greene-of-southern-company-gas-elected-chair-of-aga-board-of-directors/. Note: Prior to being elected chair, Greene served on the AGA’s board of directors: https://www.southerncompany.com/content/dam/southerncompany/pdfs/about/leadership/Kim_Greene-SC_bio.pdf

28 Timothy Cama, “Energy companies boost lobbying amid reconciliation fight”, E&E News, Oct 26, 2021, https://www.eenews.net/articles/energy-companies-boost-lobbying-amid-reconciliation-fight/

29 IPCC, Special Report on Global Warming of 1.5°C., 2018, https://www.ipcc.ch/site/assets/uploads/sites/2/2019/06/SR15_Full_Report_Low_Res.pdf , pp. v, 5, 7-10, 95-97 and 116

30 International Energy Agency (IEA), Net Zero by 2050: A Roadmap for the Global Energy Sector, May 2021. https://www.iea.org/reports/net-zero-by-2050, Slide 8.

31 IPCC. Special Report on Climate Change and Land, Summary for Policy Makers,January, 2020, https://www.ipcc.ch/site/assets/uploads/sites/4/2020/02/SPM_Updated-Jan20.pdf, pp 23-24 and 26.

32 Climate Action 100+: Net-Zero Company Benchmark Company Assessments https://www.climateaction100.org/progress/net-zero-company-benchmark/

33 U.S. Energy Information Agency, “FAQs: What are U.S. energy-related carbon dioxide emissions by source and sector?,” https://www.eia.gov/tools/faqs/faq.php?id=75&t=11

34 MJBradley & Associates, Benchmarking Air Emissions of the 100 Largest Electric Power Producers in the United States, https://www.mjbradley.com/sites/default/files/Presentation_of_Results_2020.pdf p. 9

35 IIGCC as part of Climate Action 100+, GLOBAL SECTOR STRATEGIES: INVESTOR INTERVENTIONS TO ACCELERATE NET ZERO ELECTRIC UTILITIES, Oct 2021, https://www.climateaction100.org/wp-content/uploads/2021/10/Global-Sector-Strategy-Electric-Utilities-IIGCC-Oct-21.pdf p. 26

36 IPCC, Special Report: GLOBAL WARMING OF 1.5 º Summary for Policy Makers, https://www.ipcc.ch/sr15/chapter/spm/ p. C1

37 International Energy Agency, Net Zero by 2050 A Roadmap for the Global Energy Sector,

https://iea.blob.core.windows.net/assets/deebef5d-0c34-4539-9d0c-10b13d840027/NetZeroby2050-ARoadmapfortheGlobalEnergySector_CORR.pdf p. 20

38 IIGCC as part of Climate Action 100+, GLOBAL SECTOR STRATEGIES: INVESTOR INTERVENTIONS TO ACCELERATE NET ZERO ELECTRIC UTILITIES, Oct 2021, https://www.climateaction100.org/wp-content/uploads/2021/10/Global-Sector-Strategy-Electric-Utilities-IIGCC-Oct-21.pdf p. 10

39 IEA, Achieving Net Zero Electricity Sectors in G7 Members,

https://iea.blob.core.windows.net/assets/9a1c057a-385a-4659-80c5-3ff40f217370/AchievingNetZeroElectricitySectorsinG7Members.pdf p. 92

40 IEA, Achieving Net Zero Electricity Sectors in G7 Members, https://iea.blob.core.windows.net/assets/9a1c057a-385a-4659-80c5-3ff40f217370/AchievingNetZeroElectricitySectorsinG7Members.pdf p. 38

41 Science Based Targets, “Science-Based Net-Zero Targets: ‘Less Net, more Zero’,” https://sciencebasedtargets.org/blog/science-based-net-zero-targets-less-net-more-zero

42 Climate Action 100+, “Companies,” https://www.climateaction100.org/whos-involved/companies/

43 Science Based Targets, SETTING 1.5°C-ALIGNED SCIENCE-BASED TARGETS: QUICK START GUIDE FOR ELECTRIC UTILITIES, June 2020, https://sciencebasedtargets.org/resources/legacy/2020/06/SBTi-Power-Sector-15C-guide-FINAL.pdf

44 Science Based Targets, “Companies Taking Action” https://sciencebasedtargets.org/companies-taking-action

45 Science Based Targets, “Sector Guidance” https://sciencebasedtargets.org/sectors

46 CDP, https://www.cdp.net/en

47 James H. Williams et al., “Carbon-Neutral Pathways for the United States,” Advancing Earth and Space Science, https://agupubs.onlinelibrary.wiley.com/doi/epdf/10.1029/2020AV000284, 2021, p. 20

48 Eric Larson et al., “Net-Zero America: Potential Pathways, Infrastructure, and Impacts,” Princeton University, October 21, 2021, https://www.dropbox.com/s/ptp92f65lgds5n2/Princeton%20NZA%20FINAL%20REPORT%20%2829Oct2021%29.pdf?dl=0 p. 29

49 Climate Analytics, Global and regional coal phase-out requirements of the Paris Agreement: Insights from the IPCC Special Report on 1.5°C, Sep 2019 https://climateanalytics.org/media/report_coal_phase_out_2019.pdf at “key messages”,

50 IEA, Net Zero by 2050 A Roadmap for the Global Energy Sector, October 2021,

https://iea.blob.core.windows.net/assets/deebef5d-0c34-4539-9d0c-10b13d840027/NetZeroby2050-ARoadmapfortheGlobalEnergySector_CORR.pdf p. 20

51 ERIC GIMON et al., “THE COAL COST CROSSOVER: ECONOMIC VIABILITY OF EXISTING COAL COMPARED TO NEW LOCAL WIND AND SOLAR RESOURCES,” Energy Innovation, Mar 2019, https://energyinnovation.org/wp-content/uploads/2019/03/Coal-Cost-Crossover_Energy-Innovation_VCE_FINAL.pdf p. 1

52 ERIC GIMON et al., “THE COAL COST CROSSOVER: ECONOMIC VIABILITY OF EXISTING COAL COMPARED TO NEW LOCAL WIND AND SOLAR RESOURCES,” Energy Innovation, Mar 2019, https://energyinnovation.org/wp-content/uploads/2019/04/Coal-Cost-Crossover_Energy-Innovation_VCE_FINAL2.pdf p. 11

53 Goldman School of Public Policy, “2035 THE REPORT: PLUMMETING SOLAR, WIND, AND BATTERY COSTS CAN ACCELERATE OUR CLEAN ELECTRICITY FUTURE,” University of California Berkeley, June 2020, http://www.2035report.com/wp-content/uploads/2020/06/2035-Report.pdf?hsCtaTracking=8a85e9ea-4ed3-4ec0-b4c6-906934306ddb%7Cc68c2ac2-1db0-4d1c-82a1-65ef4daaf6c1 p. 25

54 Stanley Porter et al., “Utility decarbonization strategies: Renew, reshape, and refuel to zero,” Deloitte, Sep 21, 2020, https://www2.deloitte.com/us/en/insights/industry/power-and-utilities/utility-decarbonization-strategies.html

55 Stanley Porter et al., “Utility decarbonization strategies: Renew, reshape, and refuel to zero,” Deloitte, Sep 21, 2020, https://www2.deloitte.com/us/en/insights/industry/power-and-utilities/utility-decarbonization-strategies.html

56 ANNE-SOPHIE CORBEAU, “The Global Energy Crisis: Implications of Record High Natural Gas Prices,” Columbia SIPA Center on Global Energy Policy, Oct 20, 2021, https://www.energypolicy.columbia.edu/research/commentary/global-energy-crisis-implications-record-high-natural-gas-prices

57 Climate Action 100+, Companies, https://www.climateaction100.org/whos-involved/companies/

58 Carbon Tracker Initiative, https://carbontracker.org/

59 Carbon Tracker Initiative, “Company profiles,” https://carbontracker.org/company-profiles/

60 Sierra Club, The Dirty Truth About Utility Climate Pledges, https://coal.sierraclub.org/the-problem/dirty-truth-greenwashing-utilities

61 John Romankiewicz, Utility Dashboard, https://public.tableau.com/app/profile/john.romankiewicz/viz/Utilitydashboard/Story1

62 Yvonne McIntyre & Derek Murrow, “House Proposes Strong Clean Electricity Performance Program,” NRDC, Sep 14, 2021, https://www.nrdc.org/experts/yvonne-mcintyre/house-proposes-strong-clean-electricity-performance-program

63 Climate Action 100+, “Companies,” https://www.climateaction100.org/whos-involved/companies/

64 InfluenceMap, https://influencemap.org/index.html

65 LobbyMap, “Company Profiles,” https://lobbymap.org/filter/List-of-Companies-and-Influencers#1

66 Energy and Policy Institute, https://www.energyandpolicy.org/